UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cardiac Science Corporation

File No. 0-51512 - CF#23371

_____

Cardiac Science Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on March 16, 2009.

Based on representations by Cardiac Science Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.43   through March 16, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief